 **mainstemmalt** ···

share them with you directly.

During this testing of waters: (1) No money or other consideration is being solicited; (2) if sent, it will not be accepted; (3) no offer to buy securities will be accepted; (4) no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform; (5) any indication of interest involves no obligation or commitment of any kind; (6) we greatly appreciate any interest in, kind words about, and sharing of our work.

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 k.ribellia

   

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